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                         Consent of Independent Auditors



 The Board of Directors
 ICG Communications, Inc.:

 We consent to incorporation by reference in the registration statement on Form S-8 of ICG Communications, Inc., of our reports relating to the consolidated balance sheets of ICG Communications, Inc. and subsidiaries as of September 30, 1995 and 1996 and December 31, 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended September 30, 1996, and the three-month period ended December 31, 1996, and the related financial statement schedule.

 Our report refers to a change during the year ended September 30, 1996 in the Company's method of accounting for long-term telecom services contracts.


                                                      /s/ KPMG Peat Marwick LLP
                                                          KPMG Peat Marwick LLP


Denver, Colorado
April 25, 1997